Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

The following e-mail was sent to ScanSoft and Nuance employees on June 24, 2005:

To all employees:

As you have likely seen from activity in recent weeks, we have been working diligently on the various business and regulatory requirements necessary to close the merger and integrate our two companies.

On June 3rd, we filed a registration statement, an S-4, containing a preliminary joint proxy statement and prospectus regarding the proposed merger with the SEC. The SEC may choose to review the document and request additional information and clarifications if needed. We expect to hear from the SEC in the near future, and will provide an update as appropriate.

In addition, you may have heard about the “HSR” process. HSR refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and involves a process by which the Department of Justice (DOJ) is able to consider the impact of a merger or acquisition prior to it closing. Yesterday, we announced that we received a request for additional information, known as a second request. Second requests are not unusual, and are made to help the DOJ understand the market. Both companies intend to promptly respond with additional information and are working toward the intended close in September 2005.

As we work through these processes, please respect the need for confidentiality and understand that we will simultaneously provide appropriate updates to all internal and external audiences through our traditional means. In the meantime, we remind everyone of the importance of remaining focused on our respective businesses. The success of the combined organization later this year will be influenced by our ability to execute on our current, respective strategies. We expect great things to come as a single company, and thank you in advance for your hard work and dedication.

Jamie Arnold	Karen Blasing
ScanSoft CFO	Nuance CFO

ADDITIONAL INFORMATION AND WHERE TO FIND IT
On June 3, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available as they will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the integration planning efforts, benefits and synergies of the transaction, the expected timetable for completing the transaction, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC.